Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Unsecured Notes	$121,266,000.00	$12,975.46

PROSPECTUS	Pricing Supplement Number: 4511
Dated March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated December 14, 2006
Dated March 29, 2006	Registration Statement: No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Floating Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	December 14, 2006
Settlement Date (Original Issue Date):	December 21, 2006
Maturity Date:	December 21, 2046
Principal Amount:	US$ 121,266,000
Price to Public (Issue Price):	100.000%
Agents Commission:	1.00%
All-in Price:	99.000%
Accrued Interest:	N/A
Net Proceeds to Issuer:	US$ 120,053,340
Interest Rate Basis (Benchmark):

The "1 Month Libor Rate" is the rate for deposits in U. S. dollars for the 1 month period which appears on "Telerate Page 3750" at approximately 11:00 A. M., London time, on the second Business Day prior to the applicable Interest Reset Date.

Index Currency:	U.S. Dollars
Spread (plus or minus):	Minus 0.25%
Index Maturity:	One Month
Index Payment Period:	Monthly
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Filed Pursuant to Rule 424(b)(3)
Dated December 14, 2006
Registration Statement: No. 333-132807
Interest Payment Dates:	Interest is payable monthly on the 21st day of every month, commencing on January 21, 2007.
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Monthly on each Interest Payment Date
Interest Determination Dates:	Monthly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Dates:	The Notes may be redeemed commencing December 21, 2036. See "Additional Terms, Redemption of Notes" below.
Redemption at Option of Holder:	The Notes will be repayable at the option of the holder commencing December 21, 2008. See "Additional Terms, Repayment at Option of Holder" below.
CUSIP:	36962G2A1

Investing in the Notes involves risks. See "Risks of Foreign Currency Notes and Indexed Notes" on page 2 of the accompanying prospectus supplement and "Risk Factors" on page 2 of the accompanying prospectus.

Additional Information:

General.

The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, insofar as such description relates to the Notes, the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus dated March 29, 2006 and the Prospectus Supplement dated March 29, 2006.

Redemption of the Notes.

The Notes may not be redeemed prior to December 21, 2036. On that date and thereafter the Notes may be redeemed, at the option of the Company, in whole or in part, at the redemption prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date fixed for redemption (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date fixed for redemption to receive such interest):

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Filed Pursuant to Rule 424(b)(3)
Dated December 14, 2006
Registration Statement: No. 333-132807
If Redeeming During The Period Set Forth Below	Price
December 21, 2036 through December 20, 2037	105.00%
December 21, 2037 through December 20, 2038	104.50%
December 21, 2038 through December 20, 2039	104.00%
December 21, 2039 through December 20, 2040	103.50%
December 21, 2040 through December 20, 2041	103.00%
December 21, 2041 through December 20, 2042	102.50%
December 21, 2042 through December 20, 2043	102.00%
December 21, 2043 through December 20, 2044	101.50%
December 21, 2044 through December 20, 2045	101.00%
December 21, 2045 through December 20, 2046	100.50%
December 21, 2046	100.00%

In the event of any redemption of less than all the outstanding Notes, the particular Notes (or portions thereof in integral multiples of $1,000) to be redeemed will be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Notice of redemption shall be provided at least 30 and not more than 60 calendar days prior to the date fixed for redemption as described under "DESCRIPTION OF NOTES--Optional Redemption" in the accompanying Prospectus Supplement.

Repayment at Option of Holder.

Any Note will be repayable at the option of the holder thereof, upon written notice as provided in the Note, on the Interest Payment Dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table, together in each case with interest accrued to the date of repayment (subject to the right of the registered holder on the record date for an interest payment becoming due on or prior to such date of repayment to receive such interest):
Repayment Date	Price
December 21, 2008	98.00%
December 21, 2009	98.25%
December 21, 2010	98.50%
December 21, 2011	98.75%
December 21, 2012	99.00%
December 21, 2013	99.25%
December 21, 2014	99.50%
December 21, 2015	99.75%
December 21, 2016	100.00%
December 21, 2017 and on every anniversary thereafter to maturity	100.00%

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Filed Pursuant to Rule 424(b)(3)
Dated December 14, 2006
Registration Statement: No. 333-132807

In order for a Note to be repaid, the Paying Agent must receive Notice at least 30 but not more than 60 calendar days prior to the optional repayment date as described under "DESCRIPTION OF NOTES--Repayment at the Noteholders Option; Repurchase" in the accompanying Prospectus Supplement.

Certain United States Tax Considerations.

The following discussion supplements the discussion contained in the accompanying Prospectus Supplement dated March 29, 2006 under the heading "United States Tax Considerations." Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property.

Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the "Code"), should be aware that, in order for the Notes to constitute such qualified replacement property, the Notes themselves and the issuer must meet certain requirements. In general, qualified replacement property is a "security" issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the "Passive Income Test"). The term "securities," is defined pursuant to section 1042 of the Code to include bonds, debentures, notes or other evidences of indebtedness of a corporation in registered form. The Internal Revenue Service (the "IRS") has in some cases expressed the view that the definition of "security" in section 354 of the Code (which generally does not include short-term debt instruments) may also be relevant in applying section 1042. The Company does not express any conclusion on whether the Notes constitute "securities" for purposes of section 1042 of the Code and potential investors should consult their own tax advisors as to the appropriate characterization of the Notes as qualified replacement property for this purpose.

In regards to the Passive Income Test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the "Affiliated Group") for purposes of computing the amount of passive investment income for purposes of section 1042. The Company believes that the Affiliated Group (which includes the General Electric Company and its controlled subsidiaries) did not, for the taxable year ending December 31, 2005, have passive investment income in excess of twenty-five percent of the gross receipts of the Affiliated Group. In making this determination, the Company has made certain assumptions and used procedures that it believes are reasonable. No assurance can be given as to whether the Company will continue to meet the Passive Income Test. In addition, it is possible that the IRS may disagree with the manner in which the Company has calculated the Affiliated Groups gross receipts (including the characterization thereof) and passive investment income and the conclusions reached.

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Filed Pursuant to Rule 424(b)(3)
Dated December 14, 2006
Registration Statement: No. 333-132807

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 1.00% of the principal amount of the Notes.

The Underwriters propose to offer the Notes initially at the Issue Price stated above and to selling group members at the Issue Price less a selling concession of 0.75% of the principal amount of the Notes. The Underwriters and selling group members may allow a discount of 0.25% of the principal amount of the Notes, on sales to other broker/dealers. After the initial public offering of the Notes, the representatives may change the public offering price and concession and discount to broker/dealers.

Institution Commitment

UBS Securities LLC $ 52,816,000

Citigroup Global Markets Inc. $ 28,152,000

Morgan Stanley & Co. Incorporated $ 18,248,000

Banc of America Securities LLC $ 14,620,000

Deutsche Bank Securities Inc. $ 5,680,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated $ 1,750,000

Total: $ 121,266,000

The Issuer has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information:

At September 30, 2006, the Issuer had outstanding indebtedness totaling $398.803 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at September 30, 2006, excluding subordinated notes payable after one year, was equal to $394.061 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Nine Months ended September 30,
2001	2002	2003	2004	2005	2006

1.56	1.62	1.71	1.82	1.66	1.62

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

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Filed Pursuant to Rule 424(b)(3)
Dated December 14, 2006
Registration Statement: No. 333-132807

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Issuer believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.